Exhibit 12.1

Alesco Financial Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007
Pre-tax loss from continuing operations	$(170,910)	$(1,258,992)
Add back fixed charges:
Minority interest	10,479	19,734
Interest expense	439,835	627,635

Earnings before fixed charges	279,404	(611,623)
Fixed charges
Interest expense	439,835	627,635

Subtotal	$439,835	$627,635
Ratio of earnings to fixed charges	0.6x	(1.0)x